EXECUTIVE BOARD
P. Flynn
Chief Financial Officer
P.O. Box 810, 1000 AV Amsterdam
The Netherlands

ING GROEP N.V. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83
By EDGAR, “CORRESP” Designation

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject	Date
ING Groep N.V. Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-14642)	January 18, 2011
Dear Mr. Rosenberg,
We are writing on behalf of ING Groep N.V. (the “Company”) in response to the comments contained in the December 7, 2010 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”), which also makes reference to certain of your prior comments in the Staff’s letters, dated June 30, 2010 and October 6, 2010.
We appreciate the Staff’s careful review of our 2009 Form 20-F. We have attempted to carefully and thoroughly consider the Staff’s comments. In our response, we have agreed to change or supplement the disclosure in our future filings. We are doing so in the spirit of cooperation and not because we believe our prior filing is materially deficient or inaccurate.
For your convenience, we have restated your comments in full in bold type. Our response is designated with the letter “R”.

Amstelveenseweg 500, P.O. Box 810, 1000 AV Amsterdam
The Netherlands	www.ing.com
T +31 20 5415424 F +31 20 5418570	ING Groep N.V., registered office Amsterdam
E patrick.flynn@ing.com	Trade Register no. 33231073 Amsterdam

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Please do not hesitate to call me at (011) 31-20-541-5424 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours,
/s/ Patrick Flynn

cc:	Mark Brunhofer, Ibolya Ignat (Securities and Exchange Commission) William D. Torchiana, Joram M. Lietaert Peerbolte (Sullivan & Cromwell LLP)

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General
1.	You disclose on pages 40, 46, and F-163 that you have a policy not to enter into new relationships with clients from countries including Cuba, Iran, Sudan, and Syria, and that you have processes to discontinue existing relationships involving those countries. In a separate paragraph on each of those pages, you also make reference to discussions with your Dutch bank regulator related to transactions in countries subject to sanctions by the EU, the US and other authorities. In future filings, please revise the disclosure to clarify that Cuba, Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to US economic sanctions and export controls.

R:	In accordance with your request we will clarify the disclosure in the relevant sections of the 2010 Form 20-F as follows:

“Cuba, Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to US economic sanctions and export controls.”

2.	Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Cuba, Iran, Sudan, and Syria, since your letter to us dated August 13, 2007. Your response should address both direct contacts and contacts through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements. It should describe any services or funds you may have provided to individuals and institutions of those countries, directly or indirectly, since your letter, the uses made of the funds received, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since your letter.

R:	In our letter to the Staff of August 13, 2007 we provided the Staff with a detailed analysis of the nature and extent of our business activities related to, or contacts with, Cuba, Iran, Sudan and Syria. As an update since the date of that letter, we would like to inform the Staff as follows:
General

In our letter of August 13, 2007 we informed the Staff that the Company has a consolidated policy on sanctioned countries in place that is applicable to all business units in the Group. This policy was updated in November 2007 into the ‘UHRCET Policy’. Under the UHRCET Policy, all entities within the Group:

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•	are prohibited to enter into any new business in certain countries, including Cuba, Iran, Sudan and Syria;

•	are required to run-off of any existing business in certain countries, including Cuba, Iran, Sudan and Syria.
[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

Any new business in Cuba, Iran, Sudan or Syria represents a violation of the mentioned policy and is reported internally to the Group Compliance Department.
Iran

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Syria

In December 2007, the Company acquired 100% of the shares in Oyak Bank in Turkey. [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
Cuba

In the letter of August 13, 2007 we informed the Staff that the Company had a presence in Cuba, both through its own representative office and the representative office of NCB, a jointly owned off-shore bank chartered in the Netherlands Antilles. With regard to this presence in Cuba, the Company informs the Staff that:
•	it closed its representative office in Cuba in 2007;

•	the relevant subsidiary of NCB was liquidated in 2009.
As a result, the Company no longer has a physical presence in Cuba.

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3.	Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

R:	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
Based on the amounts presented above, and the developments as described in our response to Question 2, we continue to believe that our transactions, operations or relationships involving Cuba, Iran, Sudan and/or Syria, individually and in the aggregate, are not material to the Group and that they do not constitute a material or potentially material investment risk to our security holders.
2.1. Notes to the Consolidated Financial Statements
2.1.6 Segment Reporting
51 Operating segments, page F-111
4.	We acknowledge your response to our previous comment and our separate telephonic conversation on December 2, 2010. Please provide us proposed revised disclosure that you would intend to provide in future filings on Form 20-F to address the following additional comments:

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In order to meet the core principle of paragraphs 1 and 20 of IFRS 8 to disclose information to enable users to evaluate the nature and financial effect of your business activities, please revise your disclosure to clarify how you manage your operations. In this regard, to the extent true, please clarify that you manage your results of operations at the segment level and your financial position (your balance sheet) at an aggregate of your banking segments and your insurance segments. Please specifically disclose that you do not provide a measure of segment assets and liabilities because you do not provide any asset or liability information by segment to your chief operating decision maker, or CODM.
Although your CODM may not manage assets and liabilities at the segment level, please disclose the level of asset and liability information evaluated by your CODM and reconcile this information to your consolidated total assets and liabilities. If you do not believe disclosure of this information would be meaningful to investors to provide insight into how you run your business, please explain to us why not.
R:	We appreciated the opportunity to discuss this matter with the Staff in our telephonic conversation on December 2, 2010. As explained in that conversation, and set out in our previous response submitted to the Staff , Total assets and Total liabilities under IFRS per operating segment are not regularly provided to the chief operating decision maker. As a result, we believe it is not required under IFRS to disclose these in the Form 20-F.
However, we have taken notice of your considerations in this respect and, taking into account the balance sheet information that is readily available, we will clarify our disclosures in the 2010 Form 20-F by adding the following:
•	Total Assets and Total Liabilities for each of the individual segments within the Insurance operations;

•	Total Assets and Total Liabilities for the Insurance operations in aggregate;

•	Total Assets and Total Liabilities for the Banking operations in aggregate;

•	A reconciliation between Total Assets and Total Liabilities for the Insurance operations and the Banking operations to the ING Group consolidated balance sheet;

•	A (qualitative) explanation that clarifies that balance sheets are not internally reported by segment; and

•	A (qualitative) explanation that, for the Banking operations, the balance sheet is only prepared as a whole and not individually by segment, and, therefore, total assets and total liabilities are presented for the Banking operations as a whole.

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This disclosure (based on the Segments that were identified as of 1 January 2010) will substantially be as set out in the table and the italicized text below:
IFRS Balance sheets by segment are not reported internally to, and not managed by, the chief operating decision maker. IFRS Balance sheet information is prepared, and disclosed below, for the Banking operations as a whole and for the Insurance operations as a whole and by segment.
Total assets and Total liabilities — Insurance and Banking operations

	2010		2009		2008
	Total	Total	Total	Total	Total	Total
	assets	liabilities	assets	liabilities	assets	liabilities
Insurance Benelux
Insurance Central & Rest of Europe
Insurance United States
Insurance Latin America
Insurance Asia/Pacific
ING IM
Corporate Line Insurance

Total Insurance Operations
Eliminations Insurance segments

Total Insurance operations

Total Banking Operations
Eliminations

Total ING Group

Further information for the Banking operations is provided by segment in the section ‘Risk Management’.
In addition, we note that certain non-IFRS based information for the Banking operations is provided to and reviewed by the chief operating decision maker (“CODM”) by segment. Such information is already disclosed in the 2009 Form 20-F in section 2.2.1 “Risk management” and includes the following:
•	Loan loss provisions, by segment (Page F-137);

•	Credit risk exposure by risk class, by segment (Page F-137);

•	Credit risk concentration by economic sector, by segment (Page F-138);

•	Largest economic exposures by country, by segment (Page F-138);

•	Market risk in trading and banking books by segment (Pages F-139 — F-145).
We intend to include similar disclosures in the 2010 Form 20-F.
* * *